UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

MULLEN AUTOMOTIVE INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

62526P 109

(CUSIP Number)

David Michery

1405 Pioneer Street

Brea, California 92821

(714) 613-1900

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 5, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box:    ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 62526P 109

1.	Name of Reporting Person David Michery
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 22,944,378
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,190,778
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,944,378
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 64.7%
14.	Type of Reporting Person IN

SCHEDULE 13D

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, $0.001 par value per share (the “Common Stock”), of Mullen Automotive Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 1405 Pioneer Street, Brea, California 92821.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed by David Michery (the “Reporting Person”).

(b)	The Reporting Person’s address is David Michery, c/o Mullen Automotive Inc., 1405 Pioneer Street, Brea, California 92821.

(c)	The Reporting Person is the Chief Executive Officer and a director of the Company. The principal executive offices of the Company are located at 1405 Pioneer Street, Brea, California 92821.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds

8,190,778 shares of the Common Stock to which this Schedule 13D relates were acquired by the Reporting Person pursuant to that certain Second Amended and Restated Agreement and Plan of Merger entered into on July 20, 2021, as amended by the First Amendment entered into on August 18, 2021 (together, the “Merger Agreement”), among the Company, Mullen Technologies, Inc., a California corporation (“Mullen Technologies”), Mullen Acquisition, Inc., a California corporation and wholly owned subsidiary of the Company (“Merger Sub”), and Ottava Automotive, Inc. (f/k/a Mullen Automotive, Inc.), a California corporation (“Ottava”) and a wholly-owned subsidiary of Mullen Technologies. Pursuant to the Merger Agreement, Merger Sub merged with and into Ottava, with Ottava surviving as a wholly-owned subsidiary of the Company (the “Merger” and collectively with the other transactions described in the Merger Agreement, the “Transactions”).  The Transactions closed on November 5, 2021 (the “Closing”).

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Ottava common stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock issued and outstanding immediately prior to the Merger Effective Time, other than dissenting shares, were canceled and converted automatically into the right to receive a number of shares of Company Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, as the case may be, determined in accordance with the Merger Agreement. As a result, the Company issued an aggregate of 15,647,321 shares of Common Stock, 15,367 shares of Series A Preferred Stock (which convert into 1,536,692 shares of Common Stock), 5,567,319 shares of Series B Preferred Stock, and 4,973,093 shares of Series C Preferred Stock.

2,676,496 shares of the Common Stock, 15,367 shares of the Series A Preferred Stock, 5,567,319 shares of the Series B Preferred Stock, and 4,973,093 shares of the Series C Preferred Stock to which this Schedule 13D relates are subject to Voting Agreements, as further described herein.

Item 4.	Purpose of the Transaction

In connection with the Merger, the Reporting Person acquired the Common Stock pursuant to the Merger Agreement.  The information contained in Item 3 of this Schedule 13D is incorporated herein by reference. The Reporting Person may, from time to time, purchase or sell securities of the Company as appropriate for his personal circumstances.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D.  The Reporting Person reserves the right to formulate plans and/or proposals and to take such actions with respect to his investment in the Company, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)	The Reporting Person beneficially owns an aggregate of 22,944,378 shares of Common Stock, representing 64.7% of the outstanding shares of Common Stock and consists of the following:

(i)	10,867,274 shares of Common Stock, of which 8,190,778 shares of Common Stock are held directly in the name of the Reporting Person and 2,676,496 shares of Common Stock are subject to Voting Agreements as described herein;
(ii)	15,367 shares of the Series A Preferred Stock that are convertible into 1,536,692 shares of Common Stock, which are subject to Voting Agreements, as described herein, and which represent 100% of the outstanding shares of Series A Preferred Stock;
(iii)	5,567,319 shares of the Series B Preferred Stock that are convertible into 5,567,319 shares of Common Stock, which are subject to Voting Agreements, as described herein, and which represent 100% of the outstanding shares of Series B Preferred Stock; and
(iv)	4,973,093 shares of the Series C Preferred Stock that are convertible into 4,973,093 shares of Common Stock, which are subject to Voting Agreements, as described herein, and which represent 100% of the outstanding shares of Series C Preferred Stock.

Beneficial ownership is based on 23,407,067 shares of Common Stock outstanding as of November 5, 2021. Each shares of Series A Preferred Stock convertible into shares of Common Stock on a 100-for-1 basis. The Series B Preferred Stock and Series C Preferred Stock are currently convertible into Common Stock on a 1-for-1 basis.

Each share of Common Stock, Series B Preferred Stock and Series C Preferred Stock are entitled to one vote per share. Each share of Series A Preferred Stock is entitled to 1,000 votes per share. The holders of shares of Common Stock, Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock vote together as a single class on all matters (including the election of directors) submitted to a vote of the stockholders. Based on the aggregate amount of Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock outstanding as of November 5, 2021, the Reporting Person beneficially owns 74.6% of the combined voting power of the Issuer’s capital stock.

(b)	The Reporting Person has the sole power to (i) vote or to direct the vote of 10,867,274 shares of the Common Stock; (ii) vote or to direct the vote of 15,367 shares of the Series A Preferred Stock; (iii) vote or to direct the vote of 5,567,319 shares of the Series B Preferred Stock; (iv) vote or to direct the vote of 4,973,093 shares of the Series C Preferred Stock; and (v) dispose or direct the disposition of 8,190,778 shares of the Common Stock, which are held directly in the name of the Reporting Person.

(c)	Except as described in Item 3, the Reporting Person has not effected any transactions in the Common Stock in the past 60 days.

(d)	With respect to the shares of Common Stock, Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock subject to Voting Agreements the holders of such capital stock have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such capital stock.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person has entered into voting agreements, effective as of the Closing, with the holders of all of the outstanding shares of Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock of the Company, some of who own an aggregate of 2,676,496 shares of Common Stock, a form of which is attached as an exhibit to this Schedule 13D (the “Voting Agreements”). Pursuant to the Voting Agreements, such stockholders agreed to vote as directed by the Reporting Person, and also granted the Reporting Person an irrevocable proxy, at an annual or special meeting of stockholders or through the solicitation of a written consent of stockholders on any election of directors of the Company or any proposal to approve a change of control of the Company, which includes a merger, sale or other disposition of the securities of the Company or all or substantially all of its assets. The Voting Agreements have a term of three years.

This summary is qualified by the actual terms of the Merger Agreement and form of Voting Agreement, copies of which are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Name
1.	Second Amended and Restated Agreement and Plan of Merger, dated as of July 20, 2021, among Net Element, Inc., Mullen Technologies, Inc., Mullen Acquisition, Inc. and Mullen Automotive, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on July 21, 2021)
2.	First Amendment, dated as of August 18, 2021, to Second Amended and Restated Agreement and Plan of Merger, dated as of July 16, 2021, among Net Element, Inc., Mullen Technologies, Inc., Mullen Acquisition, Inc. and Mullen Automotive, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on August 19, 2021)
3.	Form of Voting Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 2021

By:	/s/ David Michery
David Michery